Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

12 November 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

In accordance with the requirements of Rule 12g3-2(b), I wish to inform you that no documents for Macquarie Group Limited have been lodged during the period between Wed 8 October 2008 and Tue 14 October 2008.

Yours sincerely

Dennis Leong
Company Secretary

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